UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 2)
APOLLO GOLD CORP.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
03761E102
(CUSIP Number)
RMB Australia Holdings Limited Level 13, 60 Castlereagh Street Sydney, NSW 2000 Australia
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
Copy to: Rick Winters RMB Resources, Inc. 7114 West Jefferson Ave, Suite 100 Lakewood, Colorado 80235 USA
March 18, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box   ☐ .

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS: RMB Australia Holdings, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Sydney, Australia

	7	SOLE VOTING POWER

NUMBER OF		38,661,702
SHARES
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY
EACH		None
REPORTING
PERSON WITH	9	SOLE DISPOSITIVE POWER

		38,661,702

	10	SHARED DISPOSITIVE POWER

		None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,661,702
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.88%
14	TYPE OF REPORTING PERSON CO, BK

Item 1.	Security and Issuer.

The class of equity securities to which this Statement on Schedule 13D relates is the common stock (“Common Shares”) and warrants over Common Stock, of Apollo Gold Corp. (“Apollo,” or the “Issuer”), a Colorado corporation having its principal executive offices at 5655 South Yosemite Street, Suite 200, Greenwood Village, Colorado 80111-3220.

Item 2.	Identity and Background.

This statement on Schedule 13D is being filed by RMB Australia Holdings, Ltd. (“RMBAH”), an Australian corporation.  RMBAH’s principal business is in financial services.  RMBAH has its principal offices at Level 13, 60 Castlereagh Street, NSW 2000, Australia.

During the last five years, RMBAH has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

In July 2008, RMBAH participated in a Prospectus Offering of units. On July 23, 2008, RMBAH acquired, for US$0.50 per unit (Cdn$ 0.50, as of July 23, 2008), 4,000,000 units from the Issuer, each unit comprising of 1 Common Share and half of one warrant each convertible into an equivalent Common Share.  This resulted in RMBAH holding 4,716,800 Common Shares of Apollo, and 1,000,000 warrants exercisable to purchase 1,000,000 Common Shares at US$0.65 (Cdn$0.65, as of July 23, 2008) per Common Share.

On December 10, 2008, the Issuer entered into a US$15,000,000 bridge loan facility with RMBAH and another lender.  As part of this facility, RMBAH made available 50% of the aggregate loan and received 21,307,127 warrants, each warrant entitling RMBAH to purchase one Common Share at a price of US$0.177 (Cdn$0.221, as of Dec. 10, 2008) per Common Share and exercisable for a four year period ending on December 10, 2012.  The terms of the warrant are contained within the Warrant Certificate dated December10, 2008, issued by Apollo to RMBAH (“2008 Warrant”).

On February 23, 2009, the Issuer entered into a US$ 70,000,000 project financing facility with RMBAH and another lender that was used to repay the above-referenced bridge loan facility.  In connection therewith, RMBAH was issued 11,637,775 warrants exercisable for a period of 48 months from closing, each warrant entitling RMBAH to purchase one Common Share at an exercise price of US$ 0.20 per Common Share (Cdn$ 0.252, as of February 23, 2009).  The terms of the warrant are contained within the Warrant Certificate dated February 20, 2009, issued by Apollo to RMBAH (“2009 Warrant”).

Item 4.	Purpose of Transaction.

RMBAH intends to hold the Common Shares, including the warrants and Common Shares issuable upon exercise thereof, solely for investment purposes.

RMBAH currently has no plans or proposals that relate to or would result in any of the actions enumerated in paragraphs (a) through (j) of Item 4 of this Schedule 13D filing.  However, RMBAH reserves the right to change its plans at any time, as it deems appropriate, in light of its ongoing evaluation of (a) its business and liquidity objectives, (b) the Issuer’s financial condition, business, operations, competitive position, prospects and/or share price, (c) industry, economic and/or securities markets conditions, (d) alternative investment opportunities, and (e) other relevant factors.  Without limiting the generality of the preceding sentence, RMBAH reserves the right (in each case, subject to any applicable restrictions under law or contract) to at any time or from time to time (i) purchase or otherwise acquire additional securities of the Issuer, or instruments convertible into or exercisable for any such securities (collectively, “Issuer Securities”), in the open market, in privately negotiated transactions or otherwise, (ii) sell, transfer or otherwise dispose of Issuer Securities in public or private transactions, (iii) cause Issuer Securities to be distributed in kind to its investors, (iv) encourage (including, without limitation, through communications with directors, management, and existing or prospective security holders, investors or lenders of the Issuer, existing or potential strategic partners, industry analysts and other investment and financing professionals) the Issuer to consider or explore (A) sales or acquisitions of assets or businesses or other extraordinary corporate transactions, such as a takeover bid or scheme of arrangement (including transactions in which RMBAH and/or its affiliates may be proposed as acquirors), or (B) other changes to the Issuer’s business or structure.

Item 5.	Interest in Securities of the Issuer.

(a), (b)	See the information set forth on the cover page hereof.

(c)	RMBAH has not effected any transaction in the Common Shares during the past 60 days.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On March 18, 2010, RMBAH entered into an agreement (“Support Agreement”) with Linear Gold Corp. (“Linear”) pursuant to which RMBAH agreed, subject to the terms and conditions and certain exceptions set out in the Support Agreement, to vote the Common Shares in Apollo that RMBAH holds in favor of a proposed transaction contemplating a plan of arrangement involving Apollo and Linear under the Canada Business Corporations Act pursuant to which Apollo will acquire the outstanding Common Shares in Linear, the Linear shareholders will become shareholders in Apollo, and Linear will be merged with a wholly-owned subsidiary of Apollo.

On March 18, 2010, RMBAH also entered into an agreement (“Lock Up Agreement”) with Apollo and Linear pursuant to which RMBAH agreed, subject to the terms and conditions and certain exceptions set out in the Lock Up Agreement, not to, directly or indirectly, sell, assign, transfer, loan, grant security over, grant any warrant, right or option to purchase, make any short sale or otherwise dispose of, or enter into any hedging transactions with respect to the Common Shares in Apollo, or any options or warrants to purchase any Common Shares in Apollo held by RMBAH before December 31, 2010.

Item 7.	Material to be Filed as Exhibits.

None.

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  May 6, 2010

RMB AUSTRALIA HOLDINGS, LTD.

/s/ Gregory Gay
Name:	Gregory Gay
Title:	Finance Director